Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SurelyWell, Inc.
16192 Coastal Hwy
Lewes, DE 19958
surelywell.com

Up to $1,070,000.00 in Common Stock at $0.10
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SurelyWell, Inc.
Address: 16192 Coastal Hwy, Lewes, DE 19958
State of Incorporation: DE
Date Incorporated: September 17, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 100,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 10,700,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.10
Minimum Investment Amount (per investor): $195.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends & Family Bonus

Invest in the first 3 days and receive 20% bonus shares

Super Early Bird Bonus

Invest in the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 5% bonus shares

Amount-Based Perks

$250+ | LIFETIME 20% off + Care Package + VIP Access

20% LIFETIME discount on SurelyWell & care package of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Also, never run out again! Owners get lifetime guaranteed priority access to all SurelyWell products.

$500+ | LIFETIME 25% off + 2 Care Packages + VIP Access

25% off LIFETIME discount on SurelyWell & two care packages of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Keep one & share another! Also, never run out again! Owners get lifetime guaranteed priority access to SurelyWell products.

$1,000+ | LIFETIME 30% off + Product Bundle + VIP Access

30% LIFETIME discount on SurelyWell & care packages of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Plus, FREE Hand Sanitizer Dispenser Stand. Also, never run out! Owners get lifetime guaranteed priority access to SurelyWell products.

$5,000+ | LIFETIME 35% off + 5% Bonus Shares + Owner's Club

35% LIFETIME discount on SurelyWell & 5% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Owner's Club access which includes annual Owner's conference call & access to preferred wholesale pricing on bulk orders.

$10,000+ | LIFETIME 40% off + 10% Bonus Shares + Beta Test Group

40% LIFETIME discount on SurelyWell & 10% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Additionally, gain access to preferred wholesale pricing on bulk orders & invitation to our beta product test group.

$25,000+ | LIFETIME 40% off + 15% Bonus Shares + Founder's Meeting

40% LIFETIME discount on SurelyWell & 15% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Additionally, gain access to preferred wholesale pricing on bulk orders & invitation to meet with the Co-Founders.

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

SurelyWell, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SurelyWell, Inc. is a wellness brand that specializes in creating products that enable you to effectively and easily integrate proper sanitization habits into your daily routine. From our gel hand sanitizer to our alcohol wipes, medical-grade face masks, and dispenser stands, we create products that not only fill the void but, that bring joy with each use. We've been fortunate to have experienced $9.4M in sales in only our first 4 months of operation and have served the needs of many notable clients including MGM, 7-Eleven, Save-On-Foods, and Burt's Bees. Beyond that, we also have legs in B2G and have provided supplies through our affiliate, Energy Rising International, LLC, to a handful of government agencies. Lastly, with our ultimate desire of becoming a household name, we recently launched our website and Amazon store to integrate B2C capabilities into our business model.

We originally launched as a Polarized LLC in Septemeber of 2019 and converted to SurelyWell Inc. in July 2020.

Competitors and Industry

Up until earlier this year, the sanitization market was dominated by common household names like Purell and Germ-X. There were also upscale competitors, such as Touchland, that commanded attention in the space with their sleek branding. However, when the pandemic struck, these old players were unable to meet the rapid spike in demand and made room for new brands to enter the market. SurelyWell's main differentiator is that it is not just a hand sanitizer brand. It's a wellness brand that happens to create high-quality and effective sanitizer solutions, along with several other products.

Current Stage and Roadmap

Currently, SurelyWell is producing hand sanitizer in an array of convenient sizes from 2oz travel bottles to gallon jugs, as well as the distribution of disposable alcohol wipes, protective face masks, and hand sanitizer dispenser stands. Our hand sanitizer products are manufactured by third parties at FDA registered facilities in the US in an effort to support local economies, and job creation. This also enables us to have a speedy time-to-market, which is advantageous for any unexpected rises in market demand. We're also continuously optimizing, and vertically integrating our product lines to drive cost compression, and ensure that we're providing our customers with the most competitive market prices. To date, all sales have been driven without a single dollar on marketing spend, however, we plan to ramp up our digital and out-of-home marketing efforts in the coming months.

We have a lot of exciting projects in the works for the remainder of 2020 including the prospective release of new scent profiles, a brand collaboration with an LA-based charity organization as well as, the planned launch of printed goods and apparel. Ultimately, our goal is to continue fortifying the depth of the SurelyWell brand, while making it a household name.

The Team

Officers and Directors

Name: Ayah Karadsheh

Ayah Karadsheh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Brand and Marketing
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Develops strategy for and oversees all marketing and creative branding initiatives. Supports in managing sales pipelines for all B2B and B2C efforts. Ayah currently receives a salary of $6,000/month.

Other business experience in the past three years:

- **Employer:** LEWIS Global Communications
  Title: Account Executive
  Dates of Service: February 01, 2017 - October 31, 2019
  Responsibilities: Strategized, planned, and executed on digital marketing and out-of-home marketing campaigns for a diverse portfolio of brands such as Skullcandy, The Irvine Company, Rubio's Coastal Grill, ASTRO Gaming, Jenny Craig, AlienVault and Stanford Health Care.

Other business experience in the past three years:

- **Employer:** Covet Public Relations
  Title: Special Projects Associate
  Dates of Service: November 01, 2019 - March 30, 2020
  Responsibilities: Strategized and executed paid influencer initiatives, including the creation of campaign briefs, rate negotiation and contract review, for a myriad of health and wellness CPG brands. Identified and built relationships with notable influencers in the food, fitness, wellness, and lifestyle verticals on behalf of clients. Drafted press materials, including press releases and pitch letters, and conducted ongoing media outreach to drive media saturation for clients. Clients included: Alfred Coffee, Calidad Beer, GEM, Cann Social Tonics, The Candidly, a2 Milk, EO Products, purecane, and Van Leeuwen.

Name: Asher Genoot

Asher Genoot 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Strategy and Operations
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Primary business decision-maker. Develops the overarching business strategy. Oversees the day-to-day operations of SurelyWell including oversight into the activities of all other team members, and resource management. Asher currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Curio
  Title: Co-Founder & CEO
  Dates of Service: June 01, 2019 - December 31, 2019
  Responsibilities: After finding a massive disconnect and opportunity within the education industry in China, Asher built Curio from the ground up and was responsible for everything from operations to resourcing.

Other business experience in the past three years:

- **Employer:** Flagship Endeavors
  Title: Board Member
  Dates of Service: January 11, 2019 - Present
  Responsibilities: Offers input and guidance on high-level business decisions

Name: Mike Ho

Mike Ho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Strategic Partnerships
  Dates of Service: September 17, 2019 - Present
  Responsibilities: Develops and implements comprehensive partnership strategies. Conducts outreach and builds key relationships with prospective partners. Mike currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Vancouver Motorcars Ltd.
  Title: Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Responsible for the growth, stability, direction, and daily operation of the business.

Other business experience in the past three years:

- **Employer:** MKH International Ltd.
  Title: Director of Operations
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Arranges for the purchase of luxury vehicles from suppliers.

Name: Norman Smith

Norman Smith's current primary role is with Energy Rising International . Norman Smith currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Government Relations
  Dates of Service: February 29, 2020 - Present
  Responsibilities: Oversees and manages communication across all B2G client accounts. Additionally, actively conducts new business outreach within the B2G vertical. Norman currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Energy Rising International
  Title: Chief Scientist
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Performs senior-level consultancy services in areas of technology insertions, rapid prototyping, and applied research, provides program management support related to Community of Interest outreach, systems engineering efforts, and Information Assurance activities. Prepares White Papers, strategy papers, professional briefs, and studies to support the testing, maintenance, and transition of key systems.

Name: James Duerbeck

James Duerbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Sales
  Dates of Service: January 31, 2020 - Present
  Responsibilities: Develops strategic sales objectives, conducts new business outreach, and establishes sales territories, quotas, and evaluates overall sales channel performance. James currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** JD Capital Holdings LTD
  Title: President
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Establishes short and long-term goals, plans, and strategies. Additionally, nurtures and manages external relationships.

Other business experience in the past three years:

- **Employer:** BMW of Fairfax
  Title: VIP Sales Manager
  Dates of Service: May 29, 2005 - September 30, 2019
  Responsibilities: Responsible for overseeing salespeople, crafting, and promoting strategies to sell vehicles. Additionally, created quotas and set goals.

Other business experience in the past three years:

- **Employer:** JDAC
  Title: President
  Dates of Service: August 07, 2013 - Present
  Responsibilities: High-level oversight into the overall operations of the company

Other business experience in the past three years:

- **Employer:** JD Automotive Consulting
  Title: Independent Business Owner
  Dates of Service: February 07, 2017 - Present
  Responsibilities: High-level oversight into the overall operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the sanitation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing solutions for sanitization and hygiene. Our revenues are therefore dependent upon the market for sanitization and hygiene.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that the SurelyWell brand is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's pending trademark, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as trademark (pending), copyrights, Internet domain names, and/or trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our (pending) trademark(s) or copyright(s), we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SurelyWell, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SurelyWell, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Ho	77,750,000	Common Stock	38.86875
Asher Genoot	77,750,000	Common Stock	38.86875

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700,000 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 200,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 200,000,000
  Use of proceeds: Shares issued to management and staff upon conversion.
  Date: July 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Review ending June 30, 2020

The company was formed in the last quarter of 2019 and in 2020 transitioned from an LLC to a C-Corp. In addition, 2020 was the year the company began operating and selling its product to the public.

Revenues

The company didn't start selling its products until 2020 and incurred a net loss as of December 31, 2019, of $3,289, which consisted of general and administrative expenses. In 2020, the company revenues increased to $9,543,624 as of June 30, 2020, due to COVID-19 breaking out and the demand for sanitary products booming.

Cost of Sales

The total cost of goods sold went up from $0 as of December 31, 2019, to $5,002,498 in parallel to sales.

Gross Margins

2020 gross profit as of June 30, 2020, was $4,532,127 and gross margins as a percentage of revenues are currently 47.53%. This improved performance was related to the boom in sanitary product demand because of the COVID-19 outbreak.

Expenses

The Company's expenses consist of, among other things advertising and marketing, bank charges and fees, commissions, contractors, legal and professional fees, meals and entertainment, office supplies, rent and lease, travel. Total operating expenses also went from $3,289 to $370,539. As of June 30, 2020, total operating expenses consist of 1% in advertising and marketing at $5,000, and 99% general and administrative expenses at $370,539. Commissions and contractors expenses made up a substantial portion (80%) of general and administrative expenses with an aggregate amount of $300,263.

The increase in sales, along with the company containing its expenses contributed to the company making a net income of $4,082,382 as of June 30, 2020.

Historical results and cash flows:

The company has retained earnings of $4,079,093 and cash in the amount of $279,353 as of June 30, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of June 30, 2020, cash used in operating activities was up to $129,172 in 2019 compared to $3,277 as of December 31, 2019. The increase in cash used in operating activities in interim 2020 was due to the company spending a lot in inventories to meet the huge increase in demand for the products related to COVID-19 Pandemic.

Investing Activities

As of June 30, 2020, cash used in investing activities was up $81,478, from $0 as of December 31, 2019. The increase in cash used in investing activities was related to the company spending on equipment to help in the manufacturing of its products.

Financing Activities

As of June 30, 2020, Cash provided by financing activities was $500,000, up from $3,277 as of December 31, 2019. The increase in cash provided by financing activities interim year 2020 was because the company issued $500,000 in convertible notes to certain investors.

The company's management is positive about the company's prospects and expects positive financial results to continue in the future well beyond the Covid-19 pandemic. The company's strategies are to ensure consistent growth and net profits by locking in some long term contracts with retail vendors and government, and continuing to find economies of scale with raw materials and manufacturing to keep costs low and to be competitive. The company sees growing demand for the USA made products and believes that the landscape of user habits and hygiene has changed forever. The company also intends to continue growing sales through our sales channels and by creating unique and out-of-the-box partnerships to stand out from the industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 3, 2020, the company has $236,299 cash in the bank. In addition to cash on hand, the company has capital resources related to shareholder loans, lines of credit, and general loans. On April 6, 2020, the company received a loan from Ryan Trasolini in the amount of $50,000. The loan carries no interest rate and no maturity date has been set. As of June 30, 2020, the outstanding amount of this loan was $50,000 and the loan has been classified as a long term liability. On April 8, 2020, the company received a loan from Mark Groussman in the amount of $250,000. The loan carries no interest rate and the lender is to be given a profit share of 33.33% for the units of hand sanitizer that this capital is helping finance. As of June 30, 2020, the outstanding amount of this loan was $250,000 and the loan has been classified as a long term liability.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will help us with hiring and growth however we always have the option of looking at other avenues of financing. This campaign is not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds form this campaign are not necessary to the viability of the company. So far, we are a healthy business. This capital would just be for extra growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are not reliant on this capital to remain operational. Our business is cash flow positive. We expect to operate the business indefinitely at this time.

How long will you be able to operate the company if you raise your maximum funding goal?

We are not reliant on this capital to remain operational. Our business is cash flow positive and we expect to operate the business indefinitely at this time. The maximum funding amount would provide us the ability to continue our scale and growth at a faster pace.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently we do not have any future financing plans, but the company will consider future capital raises as needed and continue scaling.

Indebtedness

- **Creditor:** James Duerbeck
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  On March 27, 2020 and May 4, 2020, the company received two loans from James Duerbeck in the aggregate amount of $200,000. The loans carry no interest rate and no maturity date has been set. As June 30, 2020, the outstanding amount of these loans were $200,000 and the loans have been classified as a long term liability. These loans were repaid on July 21, 2020 and have been classified as a short term liability.

- **Creditor:** Ryan Trasolini
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  On April 6, 2020, the company received a loan from Ryan Trasolini in the amount of $50,000. The loan carries no interest rate and no maturity date has been set. As of June 30, 2020, the outstanding amount of this loan was $50,000 and the loan has been classified as a long term liability.

- **Creditor:** Mark Groussman
  Amount Owed: $250,000.00
  Interest Rate: 0.0%
  On April 8, 2020, the company received a loan from Mark Groussman in the amount of $250,000. The loan carries no interest rate and the lender is to be given a profit share of 33.33% for the units of hand sanitizer that this capital is helping finance. As of June 30, 2020, the outstanding amount of this loan was $250,000 and the loan has been classified as a long term liability.

- **Creditor:** TWCS Holdings
  Amount Owed: $3,277.00
  Interest Rate: 0.0%

During 2019, the company received a loan from TWCS Holdings in the amount of $3,277. The loan carries no interest rate and no maturity date has been set. As of June 30, 2020, the outstanding amount of this loan was $3,277. This loan was repaid on August 3, 2020.

Related Party Transactions

- **Name of Entity:** Energy Rising International LLC
  Names of 20% owners: None
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Norman Smith, an Officer of SurelyWell, Inc. is associated with Energy Rising International LLC. Energy Rising International LLC is in the government's database with a long history of government tenders in addition to having various certificates needed to win government bids. The company has used this entity as a pass-through entity to secure these relationships with government-related buyers. All sanitizer related sales that go through Energy Rising International LLC will go directly to SurelyWell, Inc.
  Material Terms:

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company determined its pre-money based on an analysis of multiple factors. First, the revenue for the first six months of 2020 was $9,534,624.31. Secondly, the EBITDA for the first six months of 2020 was $4,089,172.39. Lastly, the current inventory value on the balance sheet is $4,152,907.19.

SurelyWell, Inc. showed strong growth during an unprecedented period of time. Although management sees demand stabilizing moving forward, management believes that there is still significant growth opportunity in the years to come as the categories it competes in have large market sizes.

Based on internal research of Gojo Industries and Unilever's acquisition of Seventh Generation, we decided to use a revenue multiple of 2.1x revenue based on financials from the first six months of 2020. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  96.5%
  We will use the money raised during the minimum funding goal to pay for and hire a sales representative to help with continued growth of the business.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  We will grow our sales and customer relationship team to continue our growth into selling to large wholesale buyers and governments. We will also hire a digital advertiser to come full time on the team.

- *Research & Development*
  10.0%
  We will continue to develop new and interesting products both from a product formulation, branding, and hardware perspective.

- *Working Capital*
  20.0%
  We will have 20% set aside as working capital for potential partnerships and contracts with our corporate buyers or government buyers that require initial capital investment from our business.

- *Marketing*
  30.0%
  As a business, we were lucky to not have to spend much money on marketing however as the market continues to mature, SurelyWell will need to position itself as a household name and therefore will need to spend money on both offline and online marketing campaigns.

- *Demos & Seeding*
  6.5%
  In today's day and age, demoing and seeing product is extremely important to be able to get it into key opinion leaders. This could be influencers to help with the growth of our B-to-C business or buyers to help with confirming large orders from our corporate or government buyers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at surelywell.com (www.surelywell.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/surelywell

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SurelyWell, Inc.

[See attached]

POLARIZED LLC

FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2020 AND INCEPTION (SEPTEMBER 17, 2019) TO DECEMBER 31, 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Managers of
Polarized LLC
Lewes, Delaware

We have reviewed the accompanying financial statements of Polarized LLC (the "Company,"), which comprise the balance sheet as of June 30, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the six months ending June 30, 2020 and inception (September 17, 2019) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 31, 2020
Los Angeles, California

POLARIZED LLC
BALANCE SHEET
(UNAUDITED)

As of Periods Ended		30-Jun-20		31-Dec-19
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	279,353	$	-
Accounts receivable		760,203		-
Inventories		4,224,150		-
Other current assets		2,865		-
Total current assets		**5,266,571**		**-**
Property and equipment, net		**74,688**		
Total assets	$	**5,341,258**	$	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	768,885	$	-
Other current liabilities		-		12
Short term liability		203,277		-
Total current liabilities		**972,162**		**12**
Note payable		**300,000**		**3,277**
Total liabilities		**1,272,162**		**3,289**
MEMBERS' EQUITY				
Members Equity		(9,997)		-
Retained earnings/(Accumulated Deficit)		4,079,093		(3,289)
Total members' equity		**4,069,096**		**(3,289)**
Total liabilities and members' equity	$	**5,341,258**	$	**-**

See accompanying notes to financial statements.

POLARIZED LLC
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Periods Ended,	Six Months Ended 6/30/2020	Inception - 9/17/2019 to December 31, 2019
(USD $ in Dollars)		
Net revenue	$ 9,534,624	$ -
Cost of goods sold	5,002,498	-
Gross profit	4,532,127	-
Operating expenses		
General and administrative	370,539	3,289
Sales and marketing	5,000	-
Total operating expenses	375,539	3,289
Operating income/(loss)	4,156,588	(3,289)
Interest expense	74,206	-
Other Loss/(Income)		
Interest income	(1)	
Income/(Loss) before provision for income taxes	4,082,382	(3,289)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ 4,082,382	$ (3,289)

See accompanying notes to financial statements.

POLARIZED LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

For Six Months Ended June 30, 2020 and Inception (September 17, 2019) to December 31, 2019

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
At Inception- September 17, 2019	$	-	$	-	$	-
Contribution		-		-		-
Net income/(loss)		-		(3,289)		(3,289)
Balance—December 31, 2019	$	-	$	(3,289)	$	(3,289)
Distribution		(9,997)		-		(9,997)
Net income/(loss)		-		4,082,382		4,082,382
Balance—June 30, 2020	$	(9,997)	$	4,079,093	$	4,069,096

See accompanying notes to financial statements.

POLARIZED LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	Six Months Ended 6/30/2020	Inception - 9/17/2019 to December 31, 2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 4,082,382	$ (3,289)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	6,790	-
Changes in operating assets and liabilities:		
Accounts receivable	(760,203)	-
Inventories	(4,224,150)	-
Other current assets	(2,865)	-
Accounts payable	768,885	-
Other current liabilities	(12)	12
Net cash provided/(used) by operating activities	**(129,172)**	**(3,277)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(81,478)	-
Net cash provided/(used) in investing activities	**(81,478)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Notes	500,000	3,277
Contribution/(Distribution)	(9,997)	-
Net cash provided/(used) by financing activities	**490,003**	**3,277**
Change in cash	279,353	-
Cash—beginning of year	-	-
Cash—end of year	**$ 279,353**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Polarized LLC aka SurelyWell was formed on September 17, 2019 in the State of Delaware. The financial statements of Polarized LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is in Lewes, Delaware.

SurelyWell is a wellness brand that enables you to effectively and easily integrate proper sanitization habits into your everyday life. From cleaning solutions to respiratory devices, we are committed to creating the highest quality wellness products to keep you and your family safe at all times.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Year End

The company is on a fiscal year end of December 31. This report includes interim financial statements for period 6 months ended June 30, 2020.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2020 and December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed its tax returns as of December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

POLARIZED LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO JUNE 30, 2020 AND DECEMBER 31, 2019

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 31, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Periods Ended	30-Jun-20	31-Dec-19
Inventory Asset	$ 4,152,907	$ -
Prepaid Inventory	71,243	
Total Inventories	**$ 4,224,150**	**$ -**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current assets, other current liabilities, consist of the following items:

As of Periods Ended	30-Jun-20	31-Dec-19
Other Current Assets consist of:		
Square Holding Account	$ 2,865	$ -
Total Other Current Assets	**$ 2,865**	**$ -**

As of Periods Ended	30-Jun-20	31-Dec-19
Other Current Liabilities consist of:		
Overdraft Charge	-	12
Total Other Current Liabilities	**$ -**	**$ 12**

5. PROPERTY, PLANT, AND EQUIPMENT

As of June 30, 2020 and December 31, 2019, property and equipment consists of:

As of	30-Jun-20	31-Dec-19
Machinery & Equipment	$ 81,478	$ -
Property and Equipment, at Cost	**81,478**	**-**
Accumulated depreciation	(6,790)	-
Property and Equipment, Net	$ 74,688	$ -

Depreciation expense for property and equipment for the six months ended June 30, 2020 totaled $6,790. There was no depreciation in fiscal year 2019.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
James Duerbeck	15.00%
Norman Smith	5.00%
Michael Ka Hio Ho	38.87%
Asher Kevin Genoot	38.87%
Wyatt C To	0.25%
David L Buchta	0.25%
Ryan Trasolini	0.75%
Dan Simon Fleyshman	0.75%
Wells Douraghy	0.23%
Isabella James	0.03%
Jake Speyer	0.01%
Jacob Schnur	0.01%

7. DEBT

On March 27, 2020 and May 4, 2020, the company received two loans from James Duerbeck in the aggregate amount of $200,000. The loans carry no interest rate and no maturity date has been set. As June 30, 2020, the outstanding amount of these loans were $200,000 and the loans have been classified as a long term liability. These loans were repaid on July 21, 2020 and have been classified as a short term liability.

On April 6, 2020, the company received a loan from Ryan Trasolini in the amount of $50,000. The loan carries no interest rate and no maturity date has been set. As June 30, 2020, the outstanding amount of this loan was $50,000 and the loan has been classified as a long term liability.

On April 8, 2020, the company received a loan from Mark Groussman in the amount of $250,000. The loan carries no interest rate and the lender is to be given a profit share of 33.33%. As of June 30, 2020, the outstanding amount of this loan was $250,000 and the loan has been classified as a long term liability.

During 2019, the company received a loan from TWCS Holdings in the amount of $3,277. The loan carries no interest rate and no maturity date has been set. As June 30, 2020, the outstanding amount of this loan was $3,277. Company's management intends to repay this loan in the near future and this loan has been classified as a short term liability.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 31, 2020, the date the financial statements were available to be issued.

On July 31, 2020, the company paid off the loan to James Duerbeck as discussed in Note 7.

On July 28, 2020, Polarized LLC. converted to a Delaware C Corporation called SurelyWell, Inc. SurelyWell Inc., is authorized to issue a total of 500,000,000 shares of Common Stock $0.00001 par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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SurelyWell, Inc.

Healthy habits start here



SurelyWell
SurelyWell
SurelyWell

Website   Lewes, DE   CONSUMER PRODUCTS

SurelyWell is a wellness brand that specializes in creating effective personal sanitization products for your body, home, office, and more. We've already made incredible headway with $9M+ in sales in just four months of operation (and are positioned to become a household name).

$0.00 raised



0 Investors	Days Left
$0.10 Price per Share	$20M Valuation
Equity Offering Type	$195.00 Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- $9.4M in sales in the first 4 months of operation with sales to 7-Eleven, USPS, & MGM Grand.
- Built by an experienced team of entrepreneurs with a proven track record of successful exits from previous business ventures.
- Hand sanitizer sales spiked 73% between January and February 2020 - we believe this indicates consumer behavior has already shifted towards prioritizing a more hygienic lifestyle.

Introducing a wellness brand for your protection

At the end of 2019, the world was struck with a global pandemic that caused widespread shortages of sanitization products. As a team of entrepreneurs with a knack for spotting upcoming, prominent industries, we raced to execute on this important project and bring SurelyWell to market, at the time that it was needed most.

SurelyWell is a wellness brand that enables you to effectively and easily integrate proper sanitization habits into your everyday life. From cleaning solutions to respiratory devices, we are committed to creating the highest quality wellness products to keep you and your family safe at all times.







$9.4M
IN REVENUE
Current Customers
ELEVEN
BURT'S BEES
MGM GRAND
save on foods
73%
Spike in hand sanitizer sales
FROM JAN - FEB 2020

Source

We've been incredibly fortunate and have already experienced strong sales with **over $9.4M in sales** in only our first **4 months** of operation with no signs of slowing down. We believe consumer perception and prioritization of personal health has been permanently altered and we're poised to lead the pack in this new normal as demand for our products continues to grow.



SurelyWell
Healthy habits



THE PROBLEM

The new normal in personal hygiene and sanitization

When the world was tasked with stopping the spread of a highly transmissible virus, COVID-19, consumers were forced to adopt a new normal that left them wearing facemasks in public and carrying hand sanitizer in tow at all times. In fact, during the week ending on March 7th, hand sanitizer sales saw a 470% increase compared to the same week a year prior, signaling an immense need in the market.

People were bombarded with several guidelines on how to best protect themselves and those in their community, leaving many overwhelmed. They needed a resource that could provide them with a reliable and easily adoptable hygiene routine. Seeing that the current sanitization market would not be able to address this need, we developed our own line of products to protect public health.



THE SOLUTION

Self-care starts with sanitization

Self-care has become increasingly popular in recent times but, arguably the most important and previously neglected part of it is personal sanitization. After all, achieving true wellness would be impossible if you're not protecting the most basic level of your health. SurelyWell has set out on a mission to enable our local and global communities to build conscious and healthy routines that make sanitization feel second nature through our accessible product line.

Currently, we specialize in creating gel hand sanitizer in a variety of convenient sizes, disposable alcohol wipes, and medical-grade face masks. Additionally, we have a line of sleek hand sanitizer dispensers and stands, which are perfect for high traffic areas like schools, gyms, or even malls.



THE MARKET

Hand Sanitizer alone is expected to grow 39% per year

Prior to the coronavirus pandemic, brands like Purell dominated the hand sanitizer market occupying up to 25% of market share. The increased demand caused by the pandemic was far more than they were able to supply, opening the door for new players to enter the market. We believe that even as the market drops slightly, there will still be room for those newcomers like SurelyWell, to thrive. In fact, the North American demand for hand sanitizer has been estimated to be growing at a 39% CAGR over the next few years, breaking $12B by 2027.

 Beyond that
 - The global disposable face mask market is projected to reach a value of

$21B by 2026, with a CAGR of 24.2%.

- The North American wipes market is expected to reach $15.4B by 2027, with a CAGR of 11%
- With this growth, we expect that other sanitization products such as hand sanitizer dispensers will follow suit.



OUR TRACTION

Strong sales in only four months

Through the strategic development of relationships with key B2B customers including big-box retailers, government agencies, hospitality companies, and hospitals, we've powered a rapid rise in market share with $9.4M in revenue to date.



From $0 to $9.4M in 4 months
10M
9M
8M
7M
6M
5M
4M
3M
2M
1M
$6,580,102
$3,269,419
$1,663,957
$720,788
MARCH
APRIL
MAY
JUNE

To drive further growth, we strive to continuously optimize efficiency by vertically integrating our product lines of hand sanitizers, alcohol wipes, stands, dispensers and facemasks. Additionally, we work closely with our manufacturing partners to

and facemasks. Additionally, we work closely with our manufacturing partners to produce the highest quality products at the most competitive prices.

Current Customers

   

   

THE BUSINESS MODEL

Rooted in B2B but, strengthening B2C capabilities

Our early success can be attributed predominantly to securing several major B2B clients across a variety of verticals from major hospitality groups to retailers and even school districts. However, with our ultimate goal of making SurelyWell a household name, we recently launched our website and are in the process of launching our Amazon store to integrate B2C capabilities into our business model.



We believe our secret sauce is our ability to maintain a lean operating model with minimal overhead costs. This 'lean and mean' mentality allows us to undercut our competition while keeping the quality of our products high. In fact, our profit margin consistently hovers at 40% and as we achieve further cost compression, it will only continue to rise.



Cost Compression

THE VISION

More than just another sanitization brand

We've already established ourselves as real players on the national stage by garnering strong sales so early in the game, and we're ready to continue this trend of success. With SurelyWell, we set out to build a wellness brand rooted in creating safe, effective, and accessible sanitization solutions, that would be both trusted and beloved by consumers. However, we feel as though creating high-quality and effective products is the bare minimum. Our true differentiator lies within our business ethos.

We're currently in the process of finalizing a collaboration with a local after school program in a low-income community to donate a portion of sales generated by the collaboration to funding their sanitization needs. After all, we believe the pursuit of health should be accessible to all.

Moreover, as we strive to maintain relevancy in the mind of consumers, we're also working on a potential collaboration with a notable pop culture printed goods brand to release SurelyWell branded apparel within the next year.

Lastly, in an effort to support local economies and job creation, as well as to ensure a speedy time-to-market, we strive to manufacture all of our products at

FDA registered facilities here in the US.



Image is from SurelyWell partnered manufacturing facility in Riverside, CA.

A diverse team of entrepreneurs and builders

Our team consists of several like-minded professionals with interdisciplinary backgrounds that never shy away from the chance to capitalize on a new opportunity or innovation. We work in lockstep in everything we do and are passionate about taking new brands from conception to market. We're no strangers to what it takes to build a brand and have had successful exits from a handful of previous business ventures, which is why we feel confident about emulating similar success with SurelyWell.



WHY INVEST

The next leader in personal hygiene

There's a massive gap in the sanitization market - it's that simple. We saw how quickly it crumbled in early 2020 when consumer demand skyrocketed and it simply couldn't meet the moment. Now, more than ever, we have a responsibility to protect our personal health and the health of those around us. Consumers are looking for a reliable resource for all of their personal sanitization needs and SurelyWell is committed to making sanitization simple and accessible.

Our record of scaling sales in such a short amount of time, as well as our commitment to making this world safer and cleaner, has positioned us to lead the pack in this market for many years to come.


SurelyWell

Meet Our Team




Mike Ho

Head of Strategic Partnerships

Michael found success early on in e-commerce and web marketing through virtual digital goods. At just 13 years old Michael solely founded and developed a platform, which facilitated peer-to-peer sales of virtual gaming accounts and currencies.

He then proved his diversity by building an international multimillion-dollar trade business. He leveraged the fluctuations of currencies and found an opportunity to arbitrage luxury vehicles globally. His operations started with importing US vehicles into Canada in 2008 when the USD/CAD currency pair was near parity, and later expanded to sourcing new vehicles worldwide for export to China.

Michael's ability to analyze questions and examine solutions has taught him to be able to draw analogies to other industries and markets, and thus more recently he has been involved in direct-to-consumer goods in the health and wellness space. Seizing an opportunity as an early entrant in the CBD space, Michael and his partners launched several CBD skincare and topical products. Branching out further into the consumer goods industry, Michael became a strategic partner and advisor for Super Sponge, an innovative make-up applicator that has landed coverage in popular broadcast outlets while making waves in the beauty industry with its patent-pending silicone technology.

Michael has a proven track record in spotting upcoming, prominent industries and executing diligence promptly in order to enter the market in a competitive timeframe.



Asher Genoot

Head of Strategy and Operations

After attending USC, at the age of 19, Asher set out on a year of discovery and traveled to four countries to work within four different industries.

During this year, he found a massive disconnect and opportunity within the education industry in China. From 2014 to 2019 he built and sold two separate education companies, both headquartered in Shanghai, China.

He ultimately sold his majority interest in the second education company because he saw the businesses' growth limitation and wanted to pursue a new opportunity in Los Angeles to build a venture incubator around the growing DTC model. During the course of mid-2019 to early-2020, Asher and his team built and launched 3 businesses in addition to turning around an existing business and bringing it to profitability.

In March 2020, Asher and his team saw a new opportunity within the sanitization landscape and decided to build SurelyWell. Through his journey and experience, Asher has gained the ability and passion it takes to turn ideas from inception to a sustainable business with organized infrastructure for further scalability.







James Duerbeck
Head of Sales

James is no stranger to leveraging hard work and relationships to be successful in the business world. By the age of 16, he started his career with QT and ended up being one of the company's youngest general managers at the age of 19. As the general manager, James was in charge of P&L, HR, developing staff, and sales for a Fortune 100 company, which at the time was the 2nd richest privately held retail company in America.

Shortly after, James started in automotive sales and management where he was the top salesman for 12 years in a row. While still at the dealership, James also simultaneously ran multiple companies, including an international import/export business and an automotive performance shop which have combined revenue of over $40 million dollars a year.

Needless to say, his ability to build trust-filled relationships and understanding of consumer purchasing patterns contribute immensely to his success in both sales and marketing.





Norman Smith
Head of Government Relations

A respected authority and thought leader in the science and technology industry, Norm has expertise in business strategy, technology and operations, talent and diversity, and the future of consulting. He began his US Army career in 1992 as a soldier and subsequently served for eight years as the Chief Information Officer (CIO), of the US Army Rapid Equipping Force. As CIO, Norm was responsible for setting the technical direction of the organization, the management of the engineering team, and the resource management of all technology assets.

In 2013, Norm became the president and chief executive officer of Energy Rising International (ERI), a Veteran-Owned global technology and science and technology consulting company. Norm has led a strategic transformation of the firm, investing in innovation, advanced technology, highly skilled talent, and reshaping its portfolio toward mission-critical, high-margin solutions. The company is now positioned in the defense, intelligence, civil, and global commercial markets as a leader in technology integration and adoption, a differentiation that has driven significant revenue and earnings growth in recent years.

For more than two decades, Norm has played a central role in creating and achieving major strategic initiatives, including expansion into international and commercial markets, integrating new lines of effort, problem-solving, and change management.

Today, Norm dedicates the majority of his time to ERI but, also spends approximately 20 hours a week building out SurelyWell's government



Ayah Karadsheh
Head of Brand and Marketing

After graduating from the University of San Diego, Ayah applied her creativity, analytical, and strategic thinking skills at a digital marketing agency where she built out multi-channel marketing campaigns for clients. Her attention to minutiae and innate leadership skills quickly earned her the privilege of managing some of the agency's highest revenue clients across a variety of B2C verticals.

Subsequently, Ayah left her first agency to join a public relations firm and support their launch of a new Special Projects division. There, she led the strategy and execution of all paid influencer initiatives, including the creation of campaign briefs, rate negotiation, and contract review, for a myriad of health and wellness CPG brands. She also leveraged her personable nature to foster relationships with high-profile influencers on behalf of clients.

Ayah's diverse career experience has equipped her with a breadth of skills and has ultimately made her a fortified weapon in the marketing world.



*relations and securing new
clients within that industry.*



Offering Summary

Company : SurelyWell, Inc.

Corporate Address : 16192 Coastal Hwy, Lewes, DE 19958

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $195.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 100,000

Maximum Number of Shares Offered : 10,700,000

Price per Share : $0.10

Pre-Money Valuation : $20,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends & Family Bonus

Invest in the first 3 days and receive 20% bonus shares

Super Early Bird Bonus

Invest in the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 5% bonus shares

Amount-Based Perks

$250+ | LIFETIME 20% off + Care Package + VIP Access

20% LIFETIME discount on SurelyWell & care package of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Also, never run out again! Owners get lifetime guaranteed priority access to all SurelyWell products.

$500+ | LIFETIME 25% off + 2 Care Packages + VIP Access

25% off LIFETIME discount on SurelyWell & two care packages of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Keep one & share another! Also, never run out again! Owners get lifetime guaranteed priority access to SurelyWell products.

$1,000+ | LIFETIME 30% off + Product Bundle + VIP Access

30% LIFETIME discount on SurelyWell & care packages of SurelyWell hand sanitizer, alcohol wipes, & protective face masks. Plus, FREE Hand Sanitizer Dispenser Stand. Also, never run out! Owners get lifetime guaranteed priority access to SurelyWell products.

$5,000+ | LIFETIME 35% off + 5% Bonus Shares + Owner's Club

35% LIFETIME discount on SurelyWell & 5% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Owner's Club access which includes annual Owner's conference call & access to preferred wholesale pricing on bulk orders.

$10,000+ | LIFETIME 40% off + 10% Bonus Shares + Beta Test Group

40% LIFETIME discount on SurelyWell & 10% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Additionally, gain access to preferred wholesale pricing on bulk orders & invitation to our beta product test group.

$25,000+ | LIFETIME 40% off + 15% Bonus Shares + Founder's Meeting

40% LIFETIME discount on SurelyWell & 15% bonus shares & care package of our bestsellers & FREE Hand Sanitizer Dispenser & Stand. Additionally, gain access to preferred wholesale pricing on bulk orders & invitation to meet with the Co-Founders.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

SurelyWell, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At the end of 2019, the world was struck with a global pandemic that caused widespread shortages of sanitization products. As a team of entrepreneurs with a knack for spotting upcoming and prominent industries, we raced to execute on this important project and brought SurelyWell to life.

SurelyWell is a wellness brand that enables you to effectively and easily integrate proper sanitization habits into your everyday life. From cleaning solutions to respiratory devices, we are committed to creating the highest quality wellness products to keep you and your family safe at all times. And we've already made some incredible headway with over $9 million in sales in just four months of operation.

Our early success can be attributed to securing several major B2B clients across a variety of verticals from major hospitality groups like MGM to retailers like 7/11. Beyond that, we also have legs in B2G and have provided supplies through our affiliate to a handful of government agencies. Lastly, with our ultimate goal of making SurelyWell a household name, we recently launched our website and Amazon store to integrate B2C capabilities into our business model.

This kind of opportunity is not something we have taken for granted, and it is just the beginning of what we know we can accomplish. With the North American demand for hand sanitizer growing at a 39% compounded annual growth rate over the next few years and breaking $12 billion by 2027, there is a clear indication that consumer behavior has begun it's shift towards prioritizing a more hygienic lifestyle.

As this market continues to grow, our team is uniquely positioned to capture a large portion of it. Our proven team of professionals includes several like-minded entrepreneurs with interdisciplinary backgrounds that never shy away from the chance to capitalize on a new opportunity or innovation.

We believe our secret sauce is our ability to maintain a lean operating model with minimal overhead costs. This 'lean and mean' mentality allows us to undercut our competition while keeping the quality of our products high. In fact, as we continue to grow, we will be able to achieve even further cost compression, which in turn, will increase our competitive advantage in the marketplace.

SurelyWell is more than just a basic sanitization products manufacturer. It's a wellness brand that strives to educate people on how to protect their overall health through the routine use of personal sanitization products. Now, more than ever, we have a responsibility to protect our health and the health of those around us. Consumers are looking for a reliable resource for all of their personal sanitization needs and SurelyWell is committed to making sanitization simple and accessible.

We couldn't be more excited to have you on our team!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.